EXHIBIT 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Years Ended December 31,

	2001	2000	1999	1998	1997

	(millions of dollars)

Earnings, as defined:
Net income	$781	$704	$697	$664	$618
Income taxes	379	336	323	279	304
Fixed charges, included in the determination of net income, as below	337	296	234	335	304
Amortization of capitalized interest	1	-	-	-	-
Distributed income of independent power investments	62	80	75	68	47
Less: Equity in earnings of independent power investments	81	45	50	39	14

Total earnings, as defined	$1,479	$1,371	$1,279	$1,307	$1,259

Fixed charges, as defined:
Interest charges	$324	$278	$222	$322	$291
Rental interest factor	8	9	4	4	4
Fixed charges included in nuclear fuel cost	5	9	8	9	9

Fixed charges included in the determination of net income	337	296	234	335	304
Capitalized interest	55	23	9	2	4

Total fixed charges, as defined	$392	$319	$243	$337	$308

Ratio of earnings to fixed charges	3.77	4.30	5.26	3.88	4.09